BAYTEX CONFERENCE CALL AND WEBCAST ON FOURTH QUARTER AND FULL YEAR
2023 RESULTS TO BE HELD ON FEBRUARY 29, 2024

CALGARY, ALBERTA (February 21, 2024) - Baytex Energy Corp. (TSX: BTE) (NYSE: BTE) will release its fourth quarter and full year 2023 financial and operating results after the close of markets on Wednesday February 28, 2024. A conference call and webcast will be held on Thursday February 29, 2024 to discuss the results:

Date:                          Thursday February 29, 2024

Time:                          9:00 a.m. MST (11:00 a.m. EST)

Dial-in:                      1-416-915-3239 (Toronto Local and International)

                                   1-800-319-4610 (North America Toll-Free)

Webcast:                    http://services.choruscall.ca/links/baytex2023q4.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com